THE GABELLI GO ANYWHERE TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI GO ANYWHERE TRUST

ANNOUNCES COMMON SHARE TENDER OFFER

AND REDEMPTION OF PREFERRED SHARES

Rye, NY – August 20, 2021 – As designed in the Initial Public Offering of The Gabelli Go Anywhere Trust (NYSE American: GGO) (the “Fund”) September 2, 2016, the Board of Trustees (the “Board of Trustees”) has authorized an issuer tender offer to purchase for cash all of the Fund’s issued and outstanding common shares (the “Shares”). The price was set at 98% of the net asset value per Share determined on the last business date prior to the expiration date of September 24, 2021 (the “Offer”). In addition, the Board of Trustees authorized a distribution of $0.05 per Share payable on Sept 23, 2021, to shareholders of record on September 16, 2021.

Also pursuant to the initial offering documents, the Fund’s Board of Trustees initiated the provision to redeem all outstanding Series A Cumulative Puttable and Callable Preferred Shares (the “Series A Preferred Shares”), at the liquidation preference of $40.00 per share. At the time of the redemption on September 27, 2021 (the “Redemption Date”), Series A Preferred shareholders will also receive a $0.50 per share distribution payable to shareholders of record on September 20, 2021, plus $0.0055 per share representing accumulated and unpaid dividends and distributions to the Redemption Date.

All or part of the distribution may be treated as long-term capital gain or qualified dividend income (or a combination of both) for individuals, each subject to the maximum federal income tax rate for long term capital gains, which is currently 20% in taxable accounts for individuals (or less depending on an individual’s tax bracket). In addition, certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surcharge on their “net investment income”, which includes dividends received from the Fund and capital gains from the sale or other disposition of shares of the Fund.

If the Fund does not generate sufficient earnings (dividends and interest income, less expenses, and realized net capital gain) equal to or in excess of the aggregate distributions paid by the Fund in a given year, then the amount distributed in excess of the Fund’s earnings would be deemed a return of capital. Since this would be considered a return of a portion of a shareholder’s original investment, it is generally not taxable and would be treated as a reduction in the shareholder’s cost basis.

Long-term capital gains, qualified dividend income, investment company taxable income, and return of capital, if any, will be allocated on a pro-rata basis to all distributions to common shareholders for the year. Based on the accounting records of the Fund currently available, each of the distributions paid to common and preferred shareholders in 2021 would include approximately 2% from net investment income and 98% from net capital gains on a book basis. This does not represent information for tax reporting purposes. The estimated components of each distribution are updated and provided to shareholders of record in a notice accompanying the distribution and are available on our website (www.gabelli.com). The final determination of the sources of all distributions in 2021 will be made after year end and can vary from the quarterly estimates. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the current distribution. All individual shareholders with taxable accounts will receive written notification regarding the components and tax treatment for all 2021 distributions in early 2022 via Form 1099-DIV.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. The Offer is being made only pursuant to the Tender Offer Statement on Schedule TO, including an Offer to Purchase, Letter of Transmittal and related materials that the Fund filed with the Securities and Exchange Commission (“SEC”) on August 3, 2021. Shareholders of the Fund are urged to carefully read the Tender Offer Statement, Offer to Purchase, Letter of Transmittal and related materials filed with the SEC because they contain important information, including the various terms of, and conditions to, the Offer. Investors may obtain free copies of the Tender Offer Statement and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained by directing a request to: Gabelli Funds, or by calling (800) 422-3554.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About Gabelli Go Anywhere Trust

The Gabelli Go Anywhere Trust is a non-diversified, closed-end management investment company whose primary investment objective is total return, consisting of capital appreciation and current income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE American: GGO

CUSIP – 36250J109